Exhibit 99.1

Theratechnologies Announces Finalization of Amendments to Some of the Terms and Conditions of its Credit Agreement with Marathon

•	Revised the Minimum Liquidity Covenant for All Times Following October 31, 2023 to be Between US$15 Million and US$20 Million

•	Minimum Quarterly Revenue Covenant Replaced with Minimum Adjusted EBITDA Covenant

•	Deleted Prohibition Against Having a Going Concern Note in the Opinion of the Company’s Auditors that Accompanies the Company’s Annual Report

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 16, 2021 to its short form base shelf prospectus dated December 14, 2021.

Montreal, Canada – October 16, 2023 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it has finalized all documentation giving effect to the amendments to certain of the terms and conditions of its credit agreement dated July 20, 2022, as amended from time to time (the “Credit Agreement”), with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”).

The amendments to the Credit Agreement provide for, inter alia:

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revising the minimum liquidity requirements for all times following October 31, 2023 to be between US$15 million and US$20 million, based on thresholds for adjusted EBITDA over the most recently ended four fiscal quarters;

•	revising the minimum revenue requirements to be based on adjusted EBITDA-based targets instead of quarterly revenue-based targets, beginning with the quarter ending November 30, 2023;

•

deleting the prohibition against the Company having a going concern explanatory paragraph in the opinion of the independent registered public accounting firm of the Company that accompanies the Company’s annual report.

As disclosed in its September 25, 2023, press release, in consideration of the proposed amendments, the Company agreed to (i) pay an amount equal to US$600,000, or 100 basis points calculated on the outstanding principal amount of the funded debt as of October 16, 2023 (US$60 million), which such amount was added to the outstanding principal amount of the funded debt as payment in kind ; and (ii) reprice the exercise price of the common share purchase warrants (the “Warrants”) held by Marathon to US$0.575 per share from US$1.45 per share. Following the share consolidation completed on July 31, 2023, the exercise of four Warrants and the payment of US$2.30 are required to subscribe to one common share of Theratechnologies, for up to a maximum issuance of 1,250,000 common shares. The Warrants can be exercised until February 27, 2030.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding the compliance by the Company to the Credit Agreement and the exercise by Marathon of the Warrants. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the Forward-Looking Statements include that: the Company will comply with the revised terms and conditions of the Credit Agreement and the other terms and conditions contained therein, sales of the Company’s products will continue to grow in the United States, and no event will occur that would adversely impact the financial results of the Company. Forward-Looking Statements are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, those related to or arising from: non-compliance by the Company with the terms and conditions of the Credit Agreement; a change in regulations; product recalls; unanticipated chargebacks and rebates having an adverse impact on net revenues and our financial results, including our “adjusted EBITDA”. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings for additional risks involved in our business. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor Inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

Media Inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

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